Exhibit 1

Aladdin Knowledge Systems Ltd. Raises Revenue Guidance
for First Quarter 2005 and Announces Date of Financial
Results Release

Tel Aviv, Israel, April 5, 2005 – Aladdin Knowledge Systems (NASDAQ: ALDN) today raised its revenue guidance for the first quarter ended March 31, 2005. Aladdin now expects to report first quarter 2005 revenues in the range of $20.1 million to $20.3 million.

On January 24, 2005, Aladdin provided a future business outlook indicating revenues for the first quarter of 2005 would be in the range of $18.9 million to $19.7 million, and basic and diluted earnings per share were expected to be in the range of $0.20 to $0.24.

Aladdin expects to announce the Company’s first quarter 2005 financial results on April 21, 2005.

About Aladdin Knowledge Systems

Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam and viruses. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to limit revenue loss from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at http://www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control. The results projected in this release may be subject to review and adjustment.

All trademarks and registered trademarks are the property of their respective holders.

Press Contact:	Investor Relations Contact:

Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
310.574.8888	646.284.9414